

July 7, 2025

Helena Santos
Chief Executive Officer
Scientific Industries, Inc.
80 Orville Drive, Suite 102
Bohemia, New York 11716

      Re: **Scientific Industries, Inc.**
           Registration Statement on Form S-1
           Filed July 1, 2025
           File No. 333-288450

Dear Helena Santos:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Industrial Applications and Services

cc: John F.F. Watkins, Esq.